Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
	(Dollars in thousands)
Consolidated income before income taxes	$40,958	$389,332	$85,989	$132,914	$65,266	$86,164
Interest sensitive and index product benefits and amortization of deferred sales inducements	740,981	1,525,980	895,636	846,878	794,803	382,771
Interest expense on notes payable	19,385	38,870	28,479	31,633	22,125	14,853
Interest expense on subordinated debentures	6,032	12,088	13,458	13,977	14,906	15,819
Interest expense on amounts due under repurchase agreements and other interest expense	10	139	—	30	—	534
Interest portion of rental expense	422	797	697	665	648	570
Consolidated earnings	$807,788	$1,967,206	$1,024,259	$1,026,097	$897,748	$500,711

Interest sensitive and index product benefits and amortization of deferred sales inducements	$740,981	$1,525,980	$895,636	$846,878	$794,803	$382,771
Interest expense on notes payable	19,385	38,870	28,479	31,633	22,125	14,853
Interest expense on subordinated debentures	6,032	12,088	13,458	13,977	14,906	15,819
Interest expense on amounts due under repurchase agreements and other interest expense	10	139	—	30	—	534
Interest portion of rental expense	422	797	697	665	648	570
Combined fixed charges	$766,830	$1,577,874	$938,270	$893,183	$832,482	$414,547

Ratio of consolidated earnings to fixed charges	1.1	1.2	1.1	1.1	1.1	1.2

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	2.6	8.5	3.0	3.9	2.7	3.7